RESOLVED, that the fidelity bond with the Federal Insurance Company having an aggregate coverage of $100,000 be, and it hereby is, ratified, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board, including, among other things, the value of the aggregate assets of the Trust to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the portfolios of the Trust; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to do any and all acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or appropriate in connection with or in furtherance of the foregoing resolutions.



CHUBB GROUP OF INSURANCE COMPANIES

THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Federal Insurance Company, hereinafter called the Company, is binding coverage described as follows:

1. Named of Assured: Grand Prix Investors Fund
   Address: 42125 Shadow Hills Dr
   Lancaster, CA 93536

2. Producer: Willis Of Maryland, Inc.
   Attn: Noby Powell/Joelle Mann
   Address: 225 Schilling Circle
   Hunt Valley, MD 21031

3. Bond Number: 70437095

4. Bond Type/Form No.:   Financial Institution Investment Company
   Asset Protection Bond (Ed. 5-98)

5. Term of Binder: From: 12:01 a.m. on   10/22/16
   To: 12:01 a.m. on   Policy Isuance

6. Bond Period: From: 12:01 a.m. on   10/22/16
   To: 12:01 a.m. on   10/22/17

7. Limits of Liability:

Insuring Clause	Limits of Liability	Deductible Amount
1. Employee	$ 100,000	$ 0
2. On Premises	$ 100,000	$ 5,000
3. In Transit	$ 100,000	$ 5,000
4. Forgery or Alteration	$ 100,000	$ 5,000
5. Extended Forgery	$ 100,000	$ 5,000
6. Counterfeit Money	$ 100,000	$ 5,000
7. Threat to Person	$ 100,000	$ 5,000
8. Computer System	$ 100,000	$ 5,000
9. Voice Initiated Funds Transfer Instruction	$ 100,000	$ 5,000
10. Uncollectible Items of Deposit	$ 10,000	$ 2,500
11. Audit Expense	$ 10,000	$ 2,500
12. Telefacsimile Instruction	$ 100,000	$ 5,000
13. Unauthorized Signture	$ 100,000	$ 5,000
14. Claims Expense	$ 10,000	$ 2,500

8. Endorsements: Compliance w/ Applicable Trade Sanction Laws 14-02-9228
                    Deleting Valuation-Other Property & Amending Change/Mod 17-02-2437
                    Premium 17-02-0735
                    Important Notice to Insured (SEC) 14-02-12160
                    Telefacsimile Instruction 17-02-2367
                    Unauthorized Signature 17-02-5602
                    Claims Expense 17-02-6282
                    Important Notice to Policyholders 10-02-1295
                    Automatic Increase in Limits 14-02-14098
                    CA Policyholder Info 14-02-1495
                    Revise Item 2

9. Premium: $ 925   (1 Year Prepaid Premium)

10. Commission Payable: 20   %

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

N/A

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of 10/19/16 and attachments thereto issued by the Company

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb Group of Insurance Companies (Chubb). If you are not a licensed and authorized Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

By: *Bernadette Colston*   Date: 10/31/16

         Authorized Representative



OFFEREE DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(new policies and renewals with no terrorism
exclusion or sublimit and no premium charge)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act") effective December 26, 2007, we are making available to you insurance for losses arising out of certain acts of terrorism. The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of the offered policy's annual premium that is attributable to insurance for acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.